12027810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No: 333-53075 & 333-124401

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

REQUIRED INFORMATION

(a) The Croghan Colonial Bank 401(k) Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit 23 – Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

By: Plan Administrative Committee

Date: June 27, 2012

(on behalf of the Plan Administrative Committee, as Plan Administrator)

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Croghan Colonial Bank 401(k)
Profit Sharing Plan
Fremont, Ohio

We have audited the accompanying statements of net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

CliftonLarsonAllen LLP

Toledo, Ohio
June 27, 2012

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
ASSETS		
Investments:		
Participant – directed	$ 10,958,861	$ 10,989,185
Nonparticipant – directed	240,017	222,068
Total investments	11,198,878	11,211,253
Receivables:		
Employer contribution	17,106	-
Investment income receivable	1,133	4,486
Notes receivable from participants	284,240	220,153
Total receivables	302,479	224,639
NET ASSETS AVAILABLE FOR BENEFITS	$ 11,501,357	$ 11,435,892

The accompanying notes are an integral part of the financial statements.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2011 and 2010

	2011	2010
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ (86,901)	$ 796,624
Interest, including $31,658 in 2011 and $45,630 in 2010 from The Croghan Colonial Bank – savings account	60,144	82,431
Dividends, including $31,221 in 2011 and $28,335 in 2010 from Croghan Bancshares, Inc. common stock	108,560	80,647
Net investment income	81,803	959,702
Interest income from notes receivable from participants	10,808	10,130
Contributions:		
Employer	386,355	361,790
Participants, including rollover contributions from other plans of $20,906 in 2010	442,940	470,073
Total contributions	829,295	831,863
Total additions	921,906	1,801,695
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants	853,595	901,851
Administrative expenses	2,846	2,325
Total deductions	856,441	904,176
Net increase	65,465	897,519
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	11,435,892	10,538,373
End of year	$ 11,501,357	$ 11,435,892

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the financial statements of The Croghan Colonial Bank 401(k) Profit Sharing Plan (the Plan) are presented below.

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting. Such financial statements present the net assets available for benefits and changes in such net assets.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans may be reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon payment.

Administrative Expenses

Administrative expenses consist of fees charged for benefit payment and loan processing. All other administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan's sponsor, The Croghan Colonial Bank (the Bank).

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued. Events or transactions occurring after December 31, 2011, but prior to when the financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2011, have been recognized in the financial statements for the year ended December 31, 2011. Events or transactions that provided evidence about conditions that did not exist at December 31, 2011 but arose before the financial statements were available to be issued, have not been recognized in the financial statements for the year ended December 31, 2011.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The Plan was adopted from a prototype plan of Universal Pension, Inc. Participants should refer to the Plan agreement and "Summary Plan Description" for a more complete description of the Plan's provisions.

General

The Plan, which was established January 1, 1997 and amended and restated effective January 1, 2010, is a voluntary salary deferral and profit sharing 401(k) plan in which non-collective bargaining unit employees of the Bank who have completed 500 hours of service and have attained age 18 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may defer and contribute up to an unspecified percentage of their annual compensation, as defined in the Plan's agreement, subject to certain limitations as specified in the Internal Revenue Code.

Under the terms of the Plan agreement, the Bank makes matching contributions as defined in the Plan's agreement of 50% of each participant's compensation deferral contribution, up to 6% of the participant's annual compensation (for a maximum matching contribution of 3% of annual compensation). Matching contributions to the Plan amounted to $146,355 in 2011 and $139,790 in 2010.

The Plan has adopted safe harbor provisions with respect to profit sharing contributions. Under the safe harbor provisions, profit sharing contributions are discretionary, but must be at least 3% of annual compensation. Participants are immediately vested in profit sharing contributions made under the safe harbor provisions, and participants are not required to be employed by the Bank on the last day of the plan year to participate in safe harbor profit sharing contributions.

Profit sharing contributions to the Plan amounted to $240,000 in 2011 and $222,000 in 2010.

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Funding Policy, Continued

In June 2012, the Company discovered that deferral and match contributions were not remitted to the Plan for 2010 employee bonuses that were paid in 2011. As a result, amounts deferred and contributed to the Plan, as well as related Company matching contributions, were understated for certain participants. The Company subsequently calculated a qualified non-elective contribution to the Plan equal to 50% of the missed deferral contributions and all of the related Company matching contributions for those participants. Such contribution, amounting to $17,106, including $806 of lost investment earnings, is expected to be received by The Plan on June 30, 2012 and is included in employer contributions in the accompanying 2011 statement of changes in net assets available for benefits.

Participant Accounts

Each participant's account is credited with the participant's compensation deferral contribution, an allocation of the Bank's discretionary matching and profit sharing contributions and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants may direct the investment of the assets in their individual account into various investment funds which have been approved by the plan administrator. The Plan presently offers 13 mutual funds and Croghan Bancshares, Inc. common stock (up to 10% of the market value of a participant's account balance), as well as various cash equivalent instruments, as investment options for plan participants. Profit sharing contributions are funded by the Bank quarterly and allocated to participants the first quarter of the subsequent year. As a result, these assets are considered to be nonparticipant directed at Plan year end.

Vesting

Participants are immediately vested in their compensation deferral contributions and safe harbor profit sharing contributions made by the Bank, as well as actual earnings or losses thereon. Vesting in the Bank's discretionary matching and profit sharing contributions, as well as earnings or losses thereon, is based on years of continuous service. A participant is fully vested after six years of credited service.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms may not extend beyond 5 years or the retirement of the individual participant. Loans are secured by the balance in the participant's account and bear interest at the Bank's prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Loans which are more than 30 days delinquent as to principal and interest are considered in default. The Plan had one loan in default with an outstanding balance amounting to $3,284 at December 31, 2011 and 2010.

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with 15 years of service, terminates employment with the Bank, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant's account as an annuity, a lump sum, or in installments. If the participant is not married at the time of death, the participant's beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made annually or quarterly over a period not to exceed the participant's life expectancy or the joint-life expectancy of the participant and designated beneficiary at the time the election is made.

The Plan, as amended, also provides for in-service withdrawals for active participants.

Forfeited Accounts

Forfeited nonvested accounts amounted to $5,747 in 2011 and $4 in 2010. Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010, are as follows:

	2011	2010
Cash equivalents:		
The Croghan Colonial Bank – Savings Account	$ 2,793,858	$ 2,701,315
Mutual funds:		
Harbor Bond Fund	656,119	622,634
Fidelity Contra Fund	941,549	1,007,573
Fidelity Low-Price Stock Fund	789,722	891,527
Harbor International Fund	948,064	1,135,170
Oakmark Equity and Income Fund	1,274,505	1,308,356
Vanguard 500 Index Fund	748,132	784,044
Common stock:		
Croghan Bancshares	816,843	*

* Does not represent 5% or more of net assets available for benefits as of the date indicated.

NOTE 3 – INVESTMENTS (CONTINUED)

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	2011	2010
Mutual funds	$(214,211)	$ 775,716
Common stock	127,310	20,908
Net appreciation (depreciation) in fair value of investments	$ (86,901)	$ 796,624

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENT

Quarterly profit sharing contributions made by the Bank are deposited into the Federated Short-Term Fund and allocated in the first quarter of the subsequent plan year to the individual participant accounts. Consequently, these funds are nonparticipant-directed.

Information about the significant components of the nonparticipant-directed investment and changes in the nonparticipant-directed investment as of and for the years ended December 31, 2011 and 2010, are as follows:

	2011	2010
Nonparticipant-directed investment	$ 240,017	$ 222,068
Changes in nonparticipant-directed investments:		
Interest	$ 17	$ 68
Contributions	240,000	222,000
Transfers to participant-directed investments	(222,068)	(224,406)
Net change in nonparticipant-directed investment	$ 17,949	$ (2,338)

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair Value Measurements, FASB ASC 820-10 (ASC 820-10), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820-10 requires the use of valuation techniques that should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 5 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2011 and 2010:

Cash equivalents and other short-term obligations – Valued at amortized cost, which approximates fair value.

Common Stock of Croghan Bancshares, Inc. – Valued at the closing price or latest bid price determined by the market intermediary.

Mutual Funds – Valued at the net asset value of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the Plan's assets (there were no liabilities) measured at fair value as of December 31, 2011 and 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

2011	Level 1	Level 2	Level 3	Total
Cash equivalents	$ -	$ 3,425,856	$ -	$ 3,425,856
Common stock – Croghan Bancshares, Inc.	-	816,843	-	816,843
Mutual funds:				
Indexed	748,132	-	-	748,132
Balanced	1,274,505	-	-	1,274,505
Growth	2,165,632	-	-	2,165,632
Fixed income	1,030,124	-	-	1,030,124
International	948,064	-	-	948,064
Value	789,722	-	-	789,722
Total assets at fair value	$ 6,956,179	$ 4,242,699	$ -	$ 11,198,878

NOTE 5 - FAIR VALUE MEASUREMENTS (CONTINUED)

2010	Level 1	Level 2	Level 3	Total
Cash equivalents	$ -	$ 3,372,700	$ -	$ 3,372,700
Common stock – Croghan Bancshares, Inc.	-	571,043	-	571,043
Mutual funds:				
Indexed	784,044	-	-	784,044
Balanced	1,308,356	-	-	1,308,356
Growth	2,146,096	-	-	2,146,096
Fixed income	1,002,316	-	-	1,002,316
International	1,135,171	-	-	1,135,171
Value	891,527	-	-	891,527
Total assets at fair value	$ 7,267,510	$ 3,943,743	$ -	$ 11,211,253

NOTE 6 - TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become fully vested in their account balance.

NOTE 7 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated August 7, 2001, that the prototype plan of Universal Pension, Inc. is designed in accordance with applicable sections of the Internal Revenue Code. While a separate letter of determination has not been obtained for the Plan, the plan administrator believes that the Plan qualifies as a tax-exempt plan.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 and 2010, is as follows:

	2011	2010
Net assets available for benefits per the financial statements	$ 11,501,357	$ 11,435,892
Less participant loan reported as deemed distribution	3,284	3,284
Net assets available for benefits per Form 5500	$ 11,498,073	$ 11,432,608

Deemed distributions are excluded from net assets available for benefits on Form 5500, but they are included in net assets available for benefits per the financial statements until the participant's total account balance is distributed.

SUPPLEMENTAL SCHEDULE

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Shares/ units	Description	Cost (Note 2)	Fair value
	Cash equivalents:		
2,793,858	* The Croghan Colonial Bank – Savings Account	$ -	$ 2,793,858
390,187	Federated Prime Obligation Money Market Fund	-	390,187
240,017	Federated Ohio Municipal Cash Trust	240,017	240,017
1,794	Federated Trust for U.S. Treasury Obligations	-	1,794
	Total cash equivalents		3,425,856
28,167	* Common stock – Croghan Bancshares, Inc.	-	816,843
	Mutual funds:		
32,325	Federated GNMA Trust Fund	-	374,005
53,824	Harbor Bond Fund	-	656,119
13,957	Fidelity Contra Fund	-	941,549
22,102	Fidelity Low-Price Stock Fund	-	789,722
18,076	Harbor International Fund	-	948,064
11,132	Meridian Growth Fund	-	463,427
6,436	Neuberger Berman Genesis Fund	-	212,836
47,117	Oakmark Equity and Income Fund	-	1,274,505
9,183	T. Rowe Price 2020	-	146,109
8,716	T. Rowe Price 2030	-	144,157
3,749	T. Rowe Price 2025	-	43,417
18,492	T. Rowe Price 2015	-	214,137
6,461	Vanguard 500 Index Fund	-	748,132
	Total mutual funds		6,956,179
	Participant loans, with interest ranging from 4.25% to 9.25%, payable bi-weekly through December 2016	-	284,240
TOTAL ASSETS (HELD AT END OF YEAR)			$ 11,483,118

* Party-in-interest

NOTES:

(1) Total number of shares/units for each account or fund are rounded to the nearest whole unit.

(2) The cost for participant-directed investments, including participant loans, is not required to be reported.

EXHIBITS INDEX

Exhibit No.	Description	Page No.
23	Consent of Independent Registered Public Accounting Firm	18

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-53075 and No. 333-124401) for The Croghan Colonial Bank 401(k) Profit Sharing Plan of our report dated June 27, 2012, with respect to the financial statements and supplemental schedule of The Croghan Colonial Bank 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

CliftonLarsonAllen LLP

Toledo, Ohio
June 27, 2012